-----------------------
                                                             SEC FILE NUMBER
                                                                 0-027422
                                                         -----------------------

                                                         -----------------------
                                                              CUSIP NUMBER

                                                         -----------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check one):  |_|  Form 10-K   |_|  Form 20-F   |_|  Form 11-K   |X|  Form 10-Q
              |_|  Form 10-D   |_|  Form N-SAR
              |_|  Form N-CSR

              For Period Ended:  June 30, 2008
                                 -----------------------------------------------


              |_|   Transition Report on Form 10-K

              |_|   Transition Report on Form 20-F

              |_|   Transition Report on Form 11-K

              |_|   Transition Report on Form 10-Q

              |_|   Transition Report on Form N-SAR

              For the Transition Period Ended:
                                                --------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

ARTHROCARE CORPORATION
----------------------
Full Name of Registrant


-------------------------
Former Name if Applicable

7500 Rialto Blvd., Building Two, Suite 100
------------------------------------------
Address of Principal Executive Office (Street and Number)

Austin, TX  78735
-----------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |     a) The reason described in reasonable detail in Part III of this
      |     form could not be eliminated without unreasonable effort or expense
      |
      |     b) The subject annual report, semi-annual report, transition report
      |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|_|   |     portion thereof, will be filed on or before the fifteenth calendar
      |     day following the prescribed due date; or the subject quarterly
      |     report or transition report on Form 10-Q or subject distribution
      |     report on Form 10-D, or portion thereof, will be filed on or before
      |     the fifth calendar day following the prescribed due date; and
      |
      |     c) The accountant's statement or other exhibit required by Rule
      |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We have determined that we are unable to file our Form 10-Q for the quarter ended June 30, 2008 by the August 11, 2008 due date and it is not expected that we will be able to make that filing within the five-day extension permitted by the rules of the Securities and Exchange Commission ("SEC") for the reasons outlined below.

This notice and the attached explanation discuss the following matters:

o Our progress in completing our financial statements for the quarter ended June 30, 2008 and the restatement of our financial statements for prior periods;
o The Nasdaq Stock Exchange, LLC ("NASDAQ"), listing standards relating to SEC filings and information about our continued NASDAQ listing;
o     Key business and market issues that have affected ArthroCare; and
o     Information regarding certain income and expense items.

Restatement of financial statements

We are not able to timely file this quarterly report on Form 10-Q because we have not completed our financial statements for the quarter ended June 30, 2008. As previously announced on July 21, 2008, we will restate our historical financial statements for the years ended December 31, 2006 and 2007, the quarters ended September 30, 2006, December 31, 2006, each of the quarters of 2007 and the quarter ended March 31, 2008 as a result of the determination by the Audit Committee of our Board of Directors on July 20, 2008 that the financial statements for such periods can no longer be relied upon. In addition, as previously announced, our Audit Committee is overseeing a review of the scope and nature of the Company's internal controls (the "Review"). This Review is being conducted separately from management's reassessment of the effectiveness of internal control over financial reporting. No conclusions on the effectiveness of internal control over financial reporting or disclosure controls and procedures are expected prior to the conclusion of the restatement process and the filing of our amended periodic reports with the SEC. We cannot file our amended periodic reports until the restatement process, the Review and management's review have been completed.

NASDAQ listing

As a result of our inability to file our Form 10-Q for the quarter ended June 30, 2008 with the SEC in a timely manner, we anticipate that NASDAQ will initiate suspension and delisting proceedings in the near term in accordance with NASDAQ's standard procedures. We expect to be provided with written notice by NASDAQ that we do not comply with NASDAQ's filing requirement, as set forth in NASDAQ Marketplace Rule 4310(c)(14), which requires listed companies to file all required SEC reports in a timely manner. Promptly after receipt of such notice, we will issue a press release and file a Current Report on Form 8-K disclosing the receipt of such notice.

This type of NASDAQ notice typically states that NASDAQ will suspend trading in a company's securities unless the company requests a hearing before a NASDAQ Listing Qualifications Panel (the "Panel") within seven days after receiving such notice. We will request such a hearing and anticipate that the hearing will be held 30 to 45 days from our hearing request. The hearing request will stay any suspension and/or delisting action by NASDAQ pending the Panel's decision subsequent to the hearing.

As previously disclosed in our Form 10-K for the fiscal year ended December 31, 2007, at that time we were in the process of responding to a request from NASDAQ regarding DiscoCare, Inc. ("DiscoCare"). We subsequently announced on March 25, 2008 that we had been notified by NASDAQ that its review of DiscoCare had been closed.

We continue to cooperate fully with the previously announced informal inquiry into our accounting matters by the SEC's Division of Enforcement in its Fort Worth District Office.

                         (Attach extra Sheets if Needed)

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Michael A. Baker                (512)               391-3900
      ----------------------------------   -------------    --------------------
                  (Name)                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  Yes |X| No |_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    Yes |X| No |_|



      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


      Please see attached explanation.

                             ARTHROCARE CORPORATION.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 12, 2008                  By /s/ Michael A. Baker
      ------------------------            --------------------------------------
                                              Michael A. Baker
                                              President, Chief Executive Officer


                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the quarter ended June 30, 2008 will reflect significant changes from our results of operations for the quarter ended June 30, 2007. Management expects that the restatement will result in material reductions in revenue, operating income and net income for the annual and quarterly periods being restated. All estimates contained in this Form 12b-25 are subject to change as management completes the restatement of the financial statements. Below is an estimate of our total revenue that we expect to report, and certain qualitative factors affecting our business units, for the quarter ended June 30, 2008.

      * We currently estimate total revenue for the quarter ended June 30, 2008 to be at least $90 million.
      * We believe our Sports Medicine business unit will continue to benefit from strength in the Coblation product lines and strong international unit volume.
            o During the second quarter of 2008, more than 600 Quantum(TM) controllers were placed and the backorder issues experienced in the first quarter of 2008 were resolved.
            o We began sales of the new integrated finger switch wands specific to the Quantum controller in the first six months of 2008 and we expect to introduce two new Quantum-specific wands in the third quarter of 2008 and another two in the fourth quarter of 2008. In the third quarter, we expect to introduce the IronMan(TM) shoulder wand targeted for bursectomy and the TurboFlash(TM) wand, which will succeed the Super TurboVac(R) as the fastest ablation wand. In the fourth quarter we plan to introduce our new Ambient line of Arthrowands. The first will be the Ambient Super MultiVac(R), followed by the Ambient TurboFlash(TM) wand, which are capable of measuring and monitoring the changes in fluid temperature in the joint space during knee and shoulder procedures, respectively.
            o     During the second quarter of 2008 we also launched the new
                  Quantum Pump in Europe and we plan to continue the
                  international rollout over the balance of the year.
            o We initiated a human clinical trial at the Georgetown University Limb Salvage Center to assess the outcomes associated with treating diabetic foot ulcers using Coblation.
      * The Spine business unit will benefit from recent product introductions, which will help offset lower unit volume growth in Plasma Disc Decompression products in the United States due to a challenging market environment.
            o Unit volumes of our new Contour(TM) and Cavity(TM) products have continued to be strong and we are working with our suppliers to increase production.
            o In June 2008, we had a podium and poster presentation on Cavity(TM) therapy at the World Congress of Interventional Oncology in Los Angeles. We also attended the American Society of Clinical Oncology, which was held in Chicago in May 2008.
      * We expect that the ENT business unit will continue to see increased penetration into the domestic tonsillectomy market, increased international adoption of Coblation tonsillectomy, and the expansion of the turbinate market to include pediatric patients.

Information regarding certain income and expense items
During the quarter ended June 30, 2008, we expect to report approximately $2.3 million of legal and consulting expenses associated with our financial restatement effort as well as our ongoing evaluation of financial and strategic alternatives. Additionally, we expect our second quarter operating profit to be positively affected by the settlement of our intellectual property litigation against Cardinal Health associated with the Parallax cement delivery system.

Recent Corporate Developments
o In our July 21, 2008 press release, we stated that management believes that completing the restatement process will enable us to continue with our previously announced evaluation of financial and strategic alternatives.
o The company successfully completed a global ERP conversion to SAP as of July 1, 2008.

Forward-Looking Statements

The information provided in this notice and the attached explanation includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including statements regarding: the scope and nature of the restatement; the periods to be restated in the restatement; the accounting errors that are corrected in the restatement; our ability to restate our financial statements and to complete those restatements in a timely manner; the ability of our independent registered public accounting firm to complete its audit of our restated annual financial statements and its SAS 100 review of our quarterly financial statements in a timely fashion; our ability to complete and make prompt amended filings with respect to prior periods and to complete and file our quarterly report on Form 10-Q for the quarterly period ended June 30, 2008; the expected results of the Review; the detection of any improper activities by our officers, employees or persons doing business with us; the adequacy of internal controls and their conformity to applicable requirements; the results of the SEC's informal inquiry and any enforcement proceeding the SEC may pursue; the impact of the Review, the restatement and the SEC's informal inquiry on our business operations, our ability to continue with the previously announced evaluation of financial and strategic alternatives, our relationships with business partners and employees; the results of any litigation or other proceedings brought by private parties or regulatory bodies; our expectations regarding NASDAQ delisting proceedings, our response to these proceedings and the listing of our common stock on NASDAQ; our expectations of the reductions in revenue, operating income and net income for the annual and quarterly periods being restated; our estimate that at least $90 million of total revenue is expected for the quarter ended June 30, 2008; our expectations regarding the introduction of new Quantum-specific wands in the third quarter of 2008; our plans with respect to the international roll-out of the Quantum Pump throughout the balance of 2008; our expectations that our suppliers will increase production of our Contour(TM) product; and our expectations relating to our reporting of certain charges and income items in the second quarter of 2008.

Statements that are not historical facts, including statements about our beliefs and expectations concerning estimated revenue for the quarter ended June 30, 2008, are forward-looking statements. These statements are based on beliefs and assumptions by our management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of these factors include, but are not limited to, unanticipated accounting issues or audit issues regarding the financial data for the periods being restated; the ability of us and our independent registered public accounting firm to confirm information or data identified in the Review; unanticipated issues regarding the Review that prevent or delay our independent registered public auditing firm from relying upon the Review or that require additional efforts, documentation, procedures, review or investigation; our ability to design or improve internal controls to address issues detected in the Review or by management in its reassessment of our internal controls; the impact upon operations of the Review, legal compliance matters or internal controls, improvement and remediation; difficulties in controlling expenses, including costs of the Review, legal compliance matters or internal controls review, improvement and remediation; our ability to become current in our SEC periodic reporting requirements; our ability to maintain our listing with the NASDAQ; the outcome of pending litigation; general business, economic and political conditions; competitive developments in the medical devices market; changes in applicable legislative or regulatory requirements; our ability to effectively and successfully implement our financial and strategic alternatives, as well as business strategies, and manage the risks in our business; the other factors discussed in this Form 12b-25; the reactions of the marketplace to the foregoing; and other risks and uncertainties discussed more fully in the Company's SEC filings, including those discussed under Item 1A. "Risk Factors" in our Form 10-K for the fiscal year ended December 31, 2007.